UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 29

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NRG Energy, Inc.

(Name of Subject Company (Issuer))

Exelon Corporation

Exelon Xchange Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30161N101

(CUSIP Number of Class of Securities)

William A. Von Hoene, Jr. Executive Vice President and General Counsel Exelon Corporation 10 South Dearborn Street P.O. Box 805379 Chicago, Illinois 60603 800-483-3220	Christopher M. Crane President Exelon Xchange Corporation 10 South Dearborn Street P.O. Box 805379 Chicago, Illinois 60603 800-483-3220

(Names, addresses and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas A. Cole

Frederick C. Lowinger

Richard W. Astle

Michael A. Gordon

Scott R. Williams

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$6,347,846,550.50	$249,470.37

(1)

The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The value of the transaction was calculated as the product of (i) 279,026,222 shares of NRG Energy, Inc. common stock (the sum of (a) 233,027,222 shares of NRG Energy, Inc. common stock outstanding, (b) 4 million shares of NRG Energy, Inc. common stock issuable upon the exercise of outstanding options, (c) 40 million shares of NRG Energy, Inc. common stock issuable upon the conversion of outstanding shares of NRG Energy, Inc. preferred stock and (d) 2 million shares of NRG Energy, Inc. common stock issuable upon the exercise or vesting of other equity awards, in each case as of September 30, 2008 (each as reported in NRG Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008), less 1,000 shares of NRG common stock owned by Exelon Corporation and Exelon Xchange Corporation, a direct wholly-owned subsidiary of Exelon Corporation and (ii) the average of the high and low sales prices of NRG Energy, Inc. common stock as reported on the New York Stock Exchange on November 11, 2008 ($22.75).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$249,470.37
Form or Registration No.:	Form S-4 (File No. 333-155278)
Filing Party:	Exelon Corporation
Date Filed:	November 12, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Items 1 through 11.

This Amendment No. 29 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on November 12, 2008 by Exelon Corporation, a Pennsylvania corporation (“Exelon”), and Exelon Xchange Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Exelon (“Exelon Xchange”). This Schedule TO relates to the offer by Exelon, through Exelon Xchange, to exchange for each of the issued and outstanding shares of common stock, par value $0.01 per share (the “NRG common stock”), of NRG Energy, Inc., a Delaware corporation (“NRG”), 0.485 of a share of Exelon common stock, without par value (the “Exelon common stock”). The Offer (as defined below) is made on the terms and subject to the conditions contained in the prospectus/offer to exchange, dated November 12, 2008, as amended on December 23, 2008, January 23, 2009, March 9, 2009 and May 20, 2009, and related to the Offer (the “Prospectus”), and in the related Letter of Transmittal (which, together as they may be amended, supplemented or modified from time to time, constitute the “Offer”). Exelon also filed a registration statement on Form S-4 (File No. 333-155278) (the “Registration Statement”) on November 12, 2008, as amended on December 23, 2008, January 23, 2009, March 9, 2009 and May 20, 2009, relating to the Offer, of which the Prospectus forms a part. The terms and conditions of the Offer are set forth in the Prospectus and the related Letter of Transmittal, which are set forth as Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

Items 1 through 7, 10 and 11 of this Schedule TO are hereby amended and supplemented as set forth in the Prospectus, which is filed as Exhibit (a)(4) hereto.

The information set forth below regarding Exelon and NRG is incorporated by reference into these Items 1 through 11. The SEC allows Exelon to incorporate information into this Schedule TO “by reference,” which means that Exelon can disclose important information to NRG stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule TO, except for any information amended or superseded by information contained in, or incorporated by reference into, this Schedule TO. These incorporated documents contain important information about Exelon and NRG and their financial condition.

Exelon Filing (File No. 001-16169):

Exelon Filing	Period
Quarterly Report on Form 10-Q	Fiscal quarter ended March 31, 2009, as filed on April 24, 2009

NRG Filings (File No. 001-15891):

NRG Filing	Period
Quarterly Report on Form 10-Q	Fiscal quarter ended March 31, 2009, as filed on April 30, 2009

Current Reports on Form 8-K	Filed on: • April 27, 2009 • May 4, 2009 • May 7, 2009 • May 14, 2009

Item 10. Financial Statements.

Item 10(a) is hereby amended by deleting the existing Item 10(a) and replacing it with the following:

(a) Financial Information. The information set forth in the Prospectus under the captions “Summary—Comparative Historical and Pro Forma Per Share Data,” “Summary—Selected Historical Consolidated Financial Data of Exelon,” the information set forth in Item 8 of Exelon’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008 and the information set forth in Item 1 of Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 is incorporated herein by reference. Exelon Xchange was formed on October 21, 2008 and has no financial assets other than 500 shares of NRG common stock.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

Item 12 is hereby amended by deleting the existing Exhibit (a)(4) and substituting the following:

Exhibit (a)(4) Prospectus/Offer to Exchange relating to Exelon common stock to be issued in the Offer (incorporated by reference to Amendment No. 4 to Exelon’s Registration Statement on Form S-4 filed on May 20, 2009)

Exhibit Number	Description of Exhibits
(a)(1)(A)	Letter of Transmittal*
(a)(1)(B)	Notice of Guaranteed Delivery*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Letter to Clients to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(F)	Letter dated November 12, 2008 from John W. Rowe, Chairman and Chief Executive Officer of Exelon Corporation, addressed to stockholders of NRG Energy, Inc.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/offer to exchange relating to Exelon common stock to be issued in the Offer (incorporated by reference to Amendment No. 4 to Exelon’s Registration Statement on Form S-4 filed on May 20, 2009)
(a)(5)(A)	Summary Advertisement*
(a)(5)(B)	Verified Complaint for Declaratory and Injunctive Relief, as filed with the Court of Chancery of the State of Delaware by Exelon and Exelon Xchange on November 11, 2008 (Previously filed on Amendment No. 1 to Tender Offer Statement on Schedule TO on November 12, 2008)
(a)(5)(C)	Press Release issued by Exelon, dated November 12, 2008**
(a)(5)(D)	Communication to Exelon’s employees dated November 12, 2008, made available to Exelon’s employees on November 14, 2008 (Previously filed on Amendment No. 2 to Tender Offer Statement on Schedule TO on November 14, 2008)
(a)(5)(E)	Press Release issued by Exelon, dated November 25, 2008 (Previously filed on Amendment No. 3 to Tender Offer Statement on Schedule TO on November 26, 2008)
(a)(5)(F)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 4 to Tender Offer Statement on Schedule TO on December 2, 2008)
(a)(5)(G)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 5 to Tender Offer Statement on Schedule TO on December 15, 2008)
(a)(5)(H)	Press Release issued by Exelon, dated December 18, 2008 (Previously filed on Amendment No. 6 to Tender Offer Statement on Schedule TO on December 18, 2008)
(a)(5)(I)	Application of Exelon Corporation under Section 203 of the Federal Power Act, dated December 18, 2008 (Previously filed on Amendment No. 7 to Tender Offer Statement on Schedule TO on December 22, 2008)
(a)(5)(J)	NRG Acquisition update sent to Exelon employees on December 22, 2008 (Previously filed on Amendment No. 8 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(K)	Letter sent to certain NRG shareholders on December 23, 2008 (Previously filed on Amendment No. 10 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(L)	Letter sent to NRG shareholders on January 5, 2009 (Previously filed on Amendment No. 11 to Tender Offer Statement on Schedule TO on January 5, 2009)
(a)(5)(M)	Press Release issued by Exelon, dated January 7, 2009 (Previously filed on Amendment No. 12 to Tender Offer Statement on Schedule TO on January 7, 2009)
(a)(5)(N)	Current Report on Form 8-K filed by Exelon on January 20, 2009 (Previously filed on Amendment No. 13 to Tender Offer Statement on Schedule TO on January 20, 2009)
(a)(5)(O)	Earnings release issued by Exelon on January 22, 2009 and excerpts from transcript of earnings teleconference held on January 22, 2009 (Previously filed on Amendment No. 14 to Tender Offer Statement on Schedule TO on January 22, 2009)
(a)(5)(P)	Press Release issued by Exelon, dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(Q)	Notice of Intent by Exelon Corporation to Nominate Individuals for Election as Directors and to Propose Stockholder Business at the 2009 Annual Meeting of Stockholders of NRG Energy, Inc., dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(R)	Presentation for Credit Suisse 2009 Energy Summit, February 2-3, 2009, “Exelon & NRG: Committed, Moving Forward” (Previously filed on Amendment No. 17 to Tender Offer Statement on Schedule TO on February 2, 2009)
(a)(5)(S)	Presentation for Investor Meetings, February 2009, “Exelon & NRG: Committed, Moving Forward” (Previously filed on Amendment No. 18 to Schedule TO on February 10, 2009)
(a)(5)(T)	Letter from counsel to NRG to the U.S. Nuclear Regulatory Commission dated February 4, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(U)	Letter from counsel to Exelon to the U.S. Nuclear Regulatory Commission dated February 10, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(V)	Press Release issued by Exelon, dated February 26, 2009 (Previously filed on Amendment No. 20 to Tender Offer Statement on Schedule TO on February 26, 2009)
(a)(5)(W)	Press Release issued by Exelon, dated March 2, 2009 (Previously filed on Amendment No. 21 to Tender Offer Statement on Schedule TO on March 3, 2009)
(a)(5)(X)	Excerpts from transcript of 2009 Exelon Investor Conference held on March 10, 2009 (Previously filed on Amendment No. 24 to Tender Offer Statement on Schedule TO on March 12, 2009)
(a)(5)(Y)	Press Release issued by Exelon, dated March 17, 2009 (Previously filed on Amendment No. 25 to Tender Offer Statement on Schedule TO on March 17, 2009)
(a)(5)(Z)	Press Release issued by Exelon, dated March 26, 2009 (Previously filed on Amendment No. 26 to Tender Offer Statement on Schedule TO on March 27, 2009)
(a)(5)(AA)	Earnings release issued by Exelon on April 23, 2009 and excerpts from transcript of earnings teleconference held on April 23, 2009 (Previously filed on Amendment No. 28 to Tender Offer Statement on Schedule TO on April 23, 2009)
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Opinion of Sidley Austin LLP (regarding certain tax matters)*

*Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008.

**Incorporated by reference to Exhibit 99.2 to Exelon’s Current Report on Form 8-K filed on November 12, 2008.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule TO is true, complete and correct.

Dated May 20, 2009	EXELON CORPORATION

	By:	/s/ William A. Von Hoene, Jr.
Name: William A. Von Hoene, Jr. Title: Executive Vice President and General Counsel

EXELON XCHANGE CORPORATION

	By:	/s/ William A. Von Hoene, Jr.
Name: William A. Von Hoene, Jr. Title: Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
(a)(1)(A)	Letter of Transmittal*
(a)(1)(B)	Notice of Guaranteed Delivery*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Letter to Clients to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(F)	Letter dated November 12, 2008 from John W. Rowe, Chairman and Chief Executive Officer of Exelon Corporation, addressed to stockholders of NRG Energy, Inc.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/offer to exchange relating to Exelon common stock to be issued in the Offer (incorporated by reference to Amendment No. 4 to Exelon’s Registration Statement on Form S-4 filed on May 20, 2009)
(a)(5)(A)	Summary Advertisement*
(a)(5)(B)	Verified Complaint for Declaratory and Injunctive Relief, as filed with the Court of Chancery of the State of Delaware by Exelon and Exelon Xchange on November 11, 2008 (Previously filed on Amendment No. 1 to Tender Offer Statement on Schedule TO on November 12, 2008)
(a)(5)(C)	Press Release issued by Exelon, dated November 12, 2008**
(a)(5)(D)	Communication to Exelon’s employees dated November 12, 2008, made available to Exelon’s employees on November 14, 2008 (Previously filed on Amendment No. 2 to Tender Offer Statement on Schedule TO on November 14, 2008)
(a)(5)(E)	Press Release issued by Exelon, dated November 25, 2008 (Previously filed on Amendment No. 3 to Tender Offer Statement on Schedule TO on November 26, 2008)
(a)(5)(F)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 4 to Tender Offer Statement on Schedule TO on December 2, 2008)
(a)(5)(G)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 5 to Tender Offer Statement on Schedule TO on December 15, 2008)
(a)(5)(H)	Press Release issued by Exelon, dated December 18, 2008 (Previously filed on Amendment No. 6 to Tender Offer Statement on Schedule TO on December 18, 2008)
(a)(5)(I)	Application of Exelon Corporation under Section 203 of the Federal Power Act, dated December 18, 2008 (Previously filed on Amendment No. 7 to Tender Offer Statement on Schedule TO on December 22, 2008)
(a)(5)(J)	NRG Acquisition update sent to Exelon Employees on December 22, 2008 (Previously filed on Amendment No. 8 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(K)	Letter sent to certain NRG shareholders on December 23, 2008 (Previously filed on Amendment No. 10 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(L)	Letter sent to NRG shareholders on January 5, 2009 (Previously filed on Amendment No. 11 to Tender Offer Statement on Schedule TO on January 5, 2009)
(a)(5)(M)	Press Release issued by Exelon, dated January 7, 2009 (Previously filed on Amendment No. 12 to Tender Offer Statement on Schedule TO on January 7, 2009)
(a)(5)(N)	Current Report on Form 8-K filed by Exelon on January 20, 2009 (Previously filed on Amendment No. 13 to Tender Offer Statement on Schedule TO on January 20, 2009)
(a)(5)(O)	Earnings release issued by Exelon on January 22, 2009 and excerpts from transcript of earnings teleconference held on January 22, 2009 (Previously filed on Amendment No. 14 to Tender Offer Statement on Schedule TO on January 22, 2009)
(a)(5)(P)	Press Release issued by Exelon, dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(Q)	Notice of Intent by Exelon Corporation to Nominate Individuals for Election as Directors and to Propose Stockholder Business at the 2009 Annual Meeting of Stockholders of NRG Energy, Inc., dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(R)	Presentation for Credit Suisse 2009 Energy Summit, February 2-3, 2009, “Exelon + NRG: Committed, Moving Forward” (Previously filed on Amendment No. 17 to Tender Offer Statement on Schedule TO on February 2, 2009)
(a)(5)(S)	Presentation for Investor Meetings, February 2009, “Exelon & NRG: Committed, Moving Forward” (Previously filed on Amendment No. 18 to Schedule TO on February 10, 2009)
(a)(5)(T)	Letter from counsel to NRG to the U.S. Nuclear Regulatory Commission dated February 4, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(U)	Letter from counsel to Exelon to the U.S. Nuclear Regulatory Commission dated February 10, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(V)	Press Release issued by Exelon, dated February 26, 2009 (Previously filed on Amendment No. 20 to Tender Offer Statement on Schedule TO on February 26, 2009)
(a)(5)(W)	Press Release issued by Exelon, dated March 2, 2009 (Previously filed on Amendment No. 21 to Tender Offer Statement on Schedule To on March 3, 2009)
(a)(5)(X)	Excerpts from transcript of 2009 Exelon Investor Conference held on March 10, 2009 (Previously filed on Amendment No. 24 to Tender Offer Statement on Schedule TO on March 12, 2009)
(a)(5)(Y)	Press Release issued by Exelon, dated March 17, 2009 (Previously filed on Amendment No.25 to Tender Offer Statement TO on March 17, 2009)
(a)(5)(Z)	Press Release issued by Exelon, dated March 26, 2009 (Previously filed on Amendment No. 26 to Tender Offer Statement TO on March 27, 2009)
(a)(5)(AA)	Earnings release issued by Exelon on April 23, 2009 and excerpts from transcript of earnings teleconference held on April 23, 2009 (Previously filed on Amendment No. 28 to Tender Offer Statement on Schedule TO on April 23, 2009)
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Opinion of Sidley Austin LLP (regarding certain tax matters)*

*Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008.

**Incorporated by reference to Exhibit 99.2 to Exelon’s Current Report on Form 8-K filed on November 12, 2008.